Rule 12g3-2(b) File No. 82/5168

04 MAR 12 AM 7:21

orange

Siège social
6, place d'Alleray
75505 Paris Cedex 15
France
Téléphone :+33 1 44 44 32 36/39
Facsimile :+33 1 44 44 53 41

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

04010524

9 March 2004

Orange S.A
<u>Rule 12g3-2(b) File No. 82/5168</u>

SUPPL

Dear Sir or Madam:

The enclosed supplemental information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Orange S.A. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please acknowledge receipt of this letter and its enclosures by signing the enclosed copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Very truly yours,

Anna Richardson

Anna Richardson
Secretariat Executive

Enclosures:

- Press release dated 9 March 2004 "Orange reduces its stake in BITCO (Thailand)".

dlw 3/12

capital de 4 823 121 634 € - RCS Paris 388 356 792

04 MAR 12 AM 7:21

Orange reduces its stake in BITCO (Thailand)

Paris, London, March 9, 2004 - Following the Orange Board of Directors meeting of March 8th, 2004, Orange announces an agreement with its Thai partner, Charoen Pokphand/Telecom Asia (CP/TA), toward reducing its stake in their common joint venture BITCO, from 49% to 10%.

The completion of this transaction is subject to the approval of TA Orange lenders under the bridge loan, which they expect to refinance within the first half of this year.

Note for editors

Orange and wirefree are trademarks of Orange PCS. The Orange group is one of the world's largest mobile communications companies, with operations in 19 countries across Europe and beyond. It provides a broad range of personal communications services, including Orange GSM1800 services and other digital cellular telephone services. The Orange brand operates in the UK, France, Switzerland, Romania, Denmark, Slovakia, Luxembourg, Thailand, the Ivory Coast, the Dominican Republic, Cameroon, the Netherlands, Botswana and Madagascar. The Orange group also has controlled operations in Belgium (Mobistar). The Orange group has a joint controlling interest in Egypt (MobiNil) and minority interests in Portugal (Optimus), Austria (One), and Mumbai/India (BPL Mobile). As at the end of December 2003, Orange was the largest mobile operator in both the UK with over 13.6 million active customers, and France with over 20 million registered customers. As at the end of December 2003, Orange controlled companies had over 49 million customers worldwide. Further information about Orange can be found on the Orange website at www.orange.com

Press contacts:

France Télécom
Nilou du Castel
Service de Presse France Télécom
+33 (0)1 44 44 93 93

Orange
Orange Corporate Communications
+ 44 7968 534 796